Exhibit 99.1

TSX TRUST COMPANY

VIA ELECTRONIC TRANSMISSION

September 24, 2026

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	SILVERCORP METALS INC.
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that the Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming Annual General and Special Meeting of Security Holders for the subject issuer:

1	ISIN:	CA82835P1036
	CUSIP:	82835P103
2	Date Fixed for the Meeting:	October 2, 2026
3	Record Date for Notice:	August 12, 2026
4	Record Date for Voting:	August 12, 2026
5	Beneficial Ownership Determination Date:	August 12, 2026
6	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	COMMON SHARES
7	Classes or Series of Securities that entitle the holder to vote at the meeting:	COMMON SHARES
8	Business to be conducted at the meeting:	Annual General and Special
9	Notice-and-Access:
	Registered Shareholders:	YES
	Beneficial Holders:	YES
	Stratification Level:	Non-Canadian registered holders will receive a full package which includes various tax forms.
Canadian registered holders will receive a Notice Package ONLY.

10	Reporting issuer is sending proxy-related materials directly to Non-Objecting Beneficial Owners:	YES
11	Issuer paying for delivery to Objecting Beneficial Owners:	NO

Yours truly,
TSX Trust Company

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